SHAREHOLDERS MEETING - APRIL 4, 2003

MAIN RESOLUTIONS

Buenos Aires, April 8, 2003. Perez Companc S.A. Buenos Aires: PC NYSE: PC) announces that the following resolutions, among others, were adopted at the Company´s Regular and Special Shareholders´ Meeting held on April 4, 2003:

Appointment of new members of the Board of Directors. Ildo Luis Sauer, Guilherme de Oliveira Estrella and Renato de Souza Duque, Roberto Monti, Joao Sayad, Antonello Tramonti, Héctor Daniel Casal, Daniel Maggi, Carlos Alvarez, Pablo Ferrero, Carlos Anchorena, Horacio Babino Garay and José Carlos Cosenza were appointed Regular Directors and Horacio Fernando Payá and Luis Miguel Sas were appointed Alternate Directors.

Therefore, the Company´s Board of Directors is made up by: José Eduardo de Barros Dutra, Néstor Cuñat Cerveró, Ildo Luis Sauer, José Sergio Gabrielli de Azevedo, Guilherme de Oliveira Estrella, Renato de Souza Duque, Rogério Almeida Manso da Costa Reis, Roberto Monti, Joao Sayad, Alberto Guimaraes, Oscar Aníbal Vicente, Antonello Tramonti, Héctor Daniel Casal, Daniel Maggi, Carlos Manuel Alvarez, Pablo Ferrero, Carlos Anchorena, Horacio Babino Garay and José Carlos Cosenza, acting as regular directors and Horacio Fernando Payá and Luis Miguel Sas acting as alternate directors.

In compliance with Resolution Nbr. 368/2001 of the National Securities Commission (the "CNV") Roberto Monti and Joao Sayad will act as independent directors.

The other proposed members will not act as independent directors pursuant to the beforementioned CNV resolution.

Conditional approval, not yet effective, of the change of Perez Companc S.A.´s Corporate Name for Petrobras Energía Participaciones S.A. Such approval will become effective upon the approval by the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia) of the purchase by Petrobras Participacoes SL of the majority of the shares of stock of Perez Companc S.A. as a condition precedent. Upon approval by such Committee, such change will become effective by operation of law and the Company will take all actions necessary to amend the Corporate Bylaws.

In addition we inform that the Regular and Special Shareholders´ Meeting of the controlled company Pecom Energía S.A. held on April 4, 2003 granted a conditional approval, not yet effective, of the change of Pecom Energía S.A.´s Corporate name for Petrobras Energía S.A. Such approval will become effective upon completion of the same condition precedent as for the change of the Company´s Corporate name.